EXHIBIT 99.5

MINE SAFETY DISCLOSURE

During the year ended December 31, 2012, Fortuna Silver Mines Inc. (the “Company”) had one mine-related fatality at its Caylloma Mine, Peru.

As the Company’s mines are located outside the United States, the Company has no other mine safety disclosures to be made in response to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act for the year ended December 31, 2012.